KROLL BOND RATING AGENCY, INC.

Form NRSRO Certification filed as of

September 2, 2015

EXHIBIT 4:

Organizational Structure

KBRA KROLL BOND RATING AGENCY

KBRA Holdings, Inc.
Organizational Chart


KBRA Holdings, Inc.
Kroll Bond Rating Agency, Inc. (NRSRO)
KBRA Analytics, Inc.
KBRA – New York, NY Issuer Paid Business
KBRA – Mt. Airy, MD Subscription Rating Service
KBRA – Dresher, PA Issuer Paid and Subscription Business

KBRA KROLL BOND RATING AGENCY

Kroll Bond Rating Agency, Inc.

Organizational Chart


Chairman and Chief Executive Officer
NRSRO Board
President and Chief Operating Officer
Chief Financial and Administrative Officer
General Counsel
Chief Compliance Officer
Special Projects Executive Vice President
Chief Credit Officer
Senior Managing Director Monolines & Public Finance
Senior Managing Director Head of Structured Finance
Managing Director Investor Relations
Managing Director Issuer Relations
Senior Managing Director Financial Institutions & Corporates
Chief Technology Officer
Managing Director RMBS and Project Finance
Managing Director ABS Consumer
Managing Director ABS Commercial
Managing Director CMBS